Vasogen Inc. Contact: Glenn Neumann, Investor Relations 2505 Meadowvale Blvd Mississauga, ON, Canada L5N 5S2 tel: (905) 817-2004 fax: (905) 569-9231 www.vasogen.com / investor@vasogen.com

FOR IMMEDIATE RELEASE

Vasogen to Host Conference Call to Discuss Pivotal Phase III
SIMPADICO Results

Toronto, Ontario (March 10, 2006) -- Vasogen Inc. (NASDAQ:VSGN; TSX:VAS), a leader in the research and commercial development of technologies targeting chronic inflammation underlying cardiovascular and neurological disease, today announced that it will host a conference call on Monday, March 13, at 8:30 a.m. ET, to discuss the results of the SIMPADICO trial of its Celacade™ technology in peripheral arterial disease (PAD).

As previously announced, Dr. Jeffrey Olin is expected to present the initial results of the SIMPADICO trial on Sunday, March 12, at 2:45 p.m. E.T., at a Late-Breaking Clinical Trial session of the 55th Annual Scientific Session of the American College of Cardiology being held in Atlanta, Georgia. Dr. Olin is Professor of Medicine at the Mount Sinai School of Medicine, Director of Vascular Medicine at The Zena and Michael A. Wiener Cardiovascular Institute in New York, and Principal Investigator and Chairman of the Steering Committee for the SIMPADICO trial.

A press release providing details of the trial results will be issued at the time of Dr. Olin’s presentation. Interested parties are invited to participate in the conference call on Monday, March 13, at 8:30 a.m. ET, by connecting 10 minutes prior to the start of the call to one of the following:

Audio Web Cast*	www.vasogen.com
Direct Dial	416-695-6622
Toll-free	1-800-769-8320

A re-broadcast of the conference call may be accessed by:

Audio Web Cast*	www.vasogen.com
Direct Dial	1-800-758-7977 Pin code: 6133
                                                                                                                                                Windows Media Player required*

-more-

…page 2, March 10, 2006

About Vasogen:

Vasogen is focused on the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease. The Company is currently in the final stages of completing two pivotal phase III programs targeting large cardiovascular markets. The 2,400-patient phase III ACCLAIM trial is a 176-center international study designed to further investigate the use of Celacade technology to reduce the risk of death and hospitalization in patients with advanced chronic heart failure. The 550-patient phase III SIMPADICO trial, which was closed out early, is a 50-center North American study designed to further investigate the use of Celacade technology to improve intermittent claudication, a debilitating symptom associated with peripheral arterial disease. These phase III programs are designed to support regulatory approval in North America and commercialization in North America and Europe. Vasogen is also developing a new class of drugs for the treatment of neuro-inflammatory disorders. VP025, which has completed phase I clinical development, is the lead product candidate from this new class of drugs.

This press release and upcoming conference call contain forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "will," "should," "expects," "projects," and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the adequacy, timing, and results of our clinical trials, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the availability of government and insurance reimbursements for the Company’s products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel, and other risks detailed from time-to-time in the Company's public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.